SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending June 30, 2000

                 Securitisation Advisory Services Pty Limited,
                as manager of the Series 2000-1G Medallion Trust
                ------------------------------------------------
                 (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
            -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F _X_     Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

Other Events


On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-1G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 26th July 2000                       By:  /s/ Leanne Leong
                                               ---------------------------------

                                            Name: Leanne Leong
                                                 -------------------------------

                                            Title: Authorised Officer
                                                  ------------------------------

EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit                                    Description
--------------------------------------------------------------------------------

  99.1 The Quarterly Servicing Report for the Distribution Date on July 12, 2000.

                                                                    EXHIBIT 99.1

         SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE


Quarterly Summary Distribution Details
--------------------------------------

--------------------------------------------------------------------------------
Reporting Dates
---------------

Closing Date                                                          27-Mar-00
Determination Date                                                    01-Jul-00
Notice Date                                                           11-Jul-00
Distribution Date                                                     12-Jul-00
Start Accrual Period                                                  27-Mar-00
End Accrual Period                                                    12-Jul-00
No. Of Days in Accrual Period                                               107
Start Collection Period                                               27-Mar-00
End Collection Period                                                 30-Jun-00
No. Of Days in Collection Period                                             96
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Securities on Issue
-------------------                No. of     Initial Invested  Initial Invested
                                Certificates    Amount (US$)       Amount (A$)
                                ------------  ----------------  ----------------

Class A-1 Notes                       9,550     955,000,000.00     1,577,208,918
Class A-2 Notes                       1,500               n/a        150,000,000
Class B Notes                           150               n/a         15,000,000
Redraw Bond - series 1                    0               n/a                  -
Redraw Bond - series 2                    0               n/a                  -

US$/A$ exchange rate at issue        0.6055

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
Interest Rate for Accrual Period
--------------------------------                                  Bank      Interest    Interest
                                                                Bill Rate    Margin        Rate
                                                                ---------   --------    ---------

   Class A-1 Notes (payable to Currency Swap Provider)            6.0492%    0.38191%    6.43111%
   Class A-2 Notes                                                6.0492%     0.3900%     6.4392%
   Class B Notes                                                  6.0492%     0.7000%     6.7492%
   Redraw Bond - series 1                                         0.0000%     0.0000%     0.0000%
   Redraw Bond - series 2                                         0.0000%     0.0000%     0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period   6.0492%
Facilities BBSW                                           6.0492%
-------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Distributions Payable On Distribution Date
------------------------------------------      Per Cert.           Aggregate
                                                ---------         --------------
Total Interest Amount:
   Class A-1 Notes                                3,113.60         29,734,832.25
   Class A-2 Notes                                1,887.65          2,831,475.00
   Class B Notes                                  1,978.53            296,779.50
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
Principal:
   Class A-1 Notes                               11,276.71        107,692,613.54
   Class A-2 Notes                                6,828.05         10,242,075.00
   Class B Notes                                    536.21             80,431.50
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
Total:
   Class A-1 Notes                               14,390.31        137,427,445.79
   Class A-2 Notes                                8,715.70         13,073,550.00
   Class B Notes                                  2,514.74            377,211.00
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
   Total                                         25,620.75        150,878,206.79

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Pool Factors
------------                                      Last                Current
                                              Distribution          Distribution
                                                  Date                  Date
                                              ------------          ------------

   Class A-1 Notes                              1.00000000            0.93171950
   Class A-2 Notes                              1.00000000            0.93171950
   Class B Notes                                1.00000000            0.99463790
   Redraw Bond - series 1                                -                     -
   Redraw Bond - series 2                                -                     -
--------------------------------------------------------------------------------


Quarterly Cashflow Working Sheet
--------------------------------
                                                                                Per Certificate         Aggregate
                                                                                       $                     $
                                                                                ---------------      ---------------
  Finance Charge Collections                                                                           31,911,402.50
  Finance Charge Collections - Repurchases                                                                  7,760.61
  Finance Charge Damages                                                                                         -
  Income due to Seller                                                                                (7,234,474.37)
  Other Income                                                                                          1,385,228.13
PRELIMINARY INCOME AMOUNT                                                                              26,069,916.87
  Taxes                                                                                                    86,631.25
  Trustee Fee                                                                                              55,000.00
  Security Trustee Fee                                                                                           -
  Manager Fee                                                                                             153,217.90
  Servicing Fee                                                                                         1,276,815.82
  Liquidity Commitment Fee                                                                                 14,071.23
  Redraw Commitment Fee                                                                                     7,328.77
  Support Facility Payments                                                                               682,962.20
  Support Facility Receipts                                                                               685,885.23
  Expenses                                                                                                 10,772.28
  Previous Unpaid Facility Int Chg  - Liquidity                                                                  -
  Liquidity Interest Charge + Previous Unpaid                                                                    -
  Previous Unpaid Facility Int Chg  - Redraw Facility                                                            -
  Redraw Interest Charge + Previous Unpaid                                                                       -
  Repayment of Liquidity Facility                                                                                -
  Total Interest Amount  - Class A-1 Notes                                                             29,734,832.25
                                 - Class A-2 Notes                                                      2,831,475.00
                                 - Class B Notes                                                          296,779.50
                                 - Redraw Bonds - series 1                                                       -
                                 - Redraw Bonds - series 2                                                       -
REQUIRED INCOME AMOUNT                                                                                 34,464,000.97

Income Shortfall                                                                                        8,394,084.10
Liquidity Facility Draw                                                                                 8,394,084.10

Principal Chargeoff Unreimbursement                                                                              -
Principal Chargeoff                                                                                              -
Total Principal Chargeoff Reimbursement Due                                                                      -

PAYMENT ALLOCATION CASCADE
--------------------------

  Preliminary Income Amount                                                                            26,069,916.87
  Liquidity Facility Draw                                                                               8,394,084.10
Available Income Amount                                                                                34,464,000.97

                                                                     Due            Available                   Paid
  Taxes                                                        86,631.25        34,464,000.97              86,631.25
  Trustee Fee                                                  55,000.00        34,377,369.72              55,000.00
  Security Trustee Fee                                                 -        34,322,369.72                    -
  Manager Fee                                                 153,217.90        34,322,369.72             153,217.90
  Servicing Fee                                             1,276,815.82        34,169,151.82           1,276,815.82
  Liquidity Commitment Fee                                     14,071.23        32,892,336.00              14,071.23
  Redraw Commitment Fee                                         7,328.77        32,878,264.77               7,328.77
  Support Facility Payments                                   682,962.20        32,870,936.00             682,962.20
  Support Facility Receipts                                   685,885.23        32,187,973.80             685,885.23
  Expenses                                                     10,772.28        32,873,859.03              10,772.28
  Liquidity Interest Charge                                          -          32,863,086.75                    -
  Repayment of Liquidity Facility                                    -          32,863,086.75                    -
|----------------------------------------------------|
| Interest Amount Payable - Redraw Facility          |               -          32,863,086.75                    -
|                         - Class A-1 Notes          |     29,734,832.25        32,863,086.75          29,734,832.25
|                         - Class A-2 Notes          |      2,831,475.00         3,128,254.50           2,831,475.00
|                         - Redraw Bonds - series 1  |               -             296,779.50                    -
|                         - Redraw Bonds - series 2  |               -             296,779.50                    -
|----------------------------------------------------|
                         - Class B Notes                      296,779.50           296,779.50             296,779.50
Total Principal Chargeoff Reimbursement                              -                   0.00                    -
EXCESS DISTRIBUTION                                                                                             0.00


Unpaid Facility Int Chg  - Liquidity                                                                             -
                         - Redraw                                                                                -
Unpaid Security Interest Amount - Class A-1 Notes                                                                -
                                - Class A-2 Notes                                                                -
                                - Class B Notes                                                                  -
                                - Redraw Bonds - series 1                                                        -
                                - Redraw Bonds - series 2                                                        -






Facilities Outstanding
----------------------

Liquidity Commitment Facility Limit                                                                    48,000,000.00
Beginning Liquidity Commitment Facility                                                                48,000,000.00
Previous Liquidity Facility Draw                                                                                 -
Repayment of Liquidity Facility                                                                                  -
Liquidity Facility Draw                                                                                 8,394,084.10
Ending Liquidity Commitment Facility                                                                   39,605,915.90

Redraw Commitment Facility Limit                                                                       50,000,000.00
Beginning Redraw Commitment Facility                                                                   50,000,000.00
Previous Redraw Facility Draw                                                                                    -
Previous Redraw Facility Draw - Chargeoffs                                                                       -
Repayment of Redraw Facility                                                                                     -
Repayment of Unreimbursed Chargeoffs                                                                             -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                                   -
Redraw Facility Available to Draw                                                                      50,000,000.00
Redraw Facility Draw                                                                                             -
Ending Redraw  Commitment Facility                                                                     50,000,000.00

Interest and Principal Distribution Worksheet
---------------------------------------------
                                                                                Per Certificate         Aggregate
                                                                                       $                    $
Interest Amount
---------------
CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                            3,113.60          29,734,832.25
Total Interest Amount                                                                                  29,734,832.25

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                              29,734,832.25
Interest Amount Payable                                                              3,113.60          29,734,832.25
Unpaid Security Interest Amount                                                                                  -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                            1,887.65           2,831,475.00
Total Interest Amount                                                                                   2,831,475.00

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                               2,831,475.00
Interest Amount Payable                                                              1,887.65           2,831,475.00
Unpaid Security Interest Amount                                                                                  -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                            1,978.53             296,779.50
Total Interest Amount                                                                                     296,779.50

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                 296,779.50
Interest Amount Payable                                                              1,978.53             296,779.50
Unpaid Security Interest Amount                                                                                  -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                                 -                      -
Total Interest Amount                                                                                            -

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                                   -                      -
Unpaid Security Interest Amount                                                                                  -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                              -                      -
Security  Interest Amount                                                                 -                      -
Total Interest Amount                                                                                            -

Unpaid Security Interest Amount (after last Distribution Date)                                                   -
Interest on  Unpaid Security Interest Amount                                                                     -
Security  Interest Amount                                                                                        -
Interest Amount Payable                                                                   -                      -
Unpaid Security Interest Amount                                                                                  -



PRINCIPAL AMOUNT
Principal Collections                                                                                 131,864,621.44
Principal Collections - Repurchases                                                                     1,307,008.65
  less Repayment Of Redraw Facility                                                                              -
  less Total Customer Redraw                                                                          (15,168,146.43)
  plus Redraw Facility Draw                                                                                      -
  plus Redraw Bonds Issue this month                                                                             -
  Aggregate Principal Damages from Seller & Servicer                                                             -
  Principal Chargeoff Reimbursement  - Class B Notes                                                             -
                                     - Class A-1 Notes                                                           -
                                     - Class A-2 Notes                                                           -
                                     - Redraw Bonds - Series 1                                                   -
                                     - Redraw Bonds - Series 2                                                   -
                                     - Redraw Facility                                                           -
  Principal rounding b/f                                                                                   11,637.29

  Scheduled Principal Amount                                                     9,331,980.12
  Scheduled Principal Amount less redraws                                        9,331,980.12
  Unscheduled Principal Amount - Partial Prepayment                             83,695,536.49
  Unscheduled Principal Amount - Full Prepayment                                40,144,113.48
  Unscheduled Principal Amount - less redraws + C/O Reim                       108,671,503.54


Total Available Principal Amount for Redraw Bonds                                                     118,015,120.95

Principal Distribution - Redraw Bonds - Series 1                                          -                      -
Principal Distribution - Redraw Bonds - Series 2                                          -                      -

 Principal rounding b/f                                                                                    11,637.29
Total Unscheduled Principal Amount                                                                    108,671,503.54
Total Scheduled Principal Amount                                                                        9,331,980.12
Total Available Principal Amount for Notes                                                            118,015,120.95

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                                 100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                                 11,276.71         107,692,613.54
        Class A-2 Principal Payment                                                  6,828.05          10,242,075.00
Class B Principal Payment                                                              536.21              80,431.50

Principal rounding c/f                                                                                          0.91


PRINCIPAL LOSSES
Principal Losses                                                                                                 -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                         -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                                   -
Net Principal Losses                                                                                             -
Principal Chargeoff  - Class B Notes                                                                             -
                     - Class A-1 Notes                                                                           -
                     - Class A-2 Notes                                                                           -
                     - Redraw Bonds Series 1                                                                     -
                     - Redraw Bonds Series 2                                                                     -
                     - Redraw Facility                                                                           -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                      -
Principal Chargeoff                                                                                              -
Principal Chargeoff Reimbursement                                                                                -
Ending Unreimbursed Principal Chargeoffs                                                                         -




INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------
                                                                                Aggregate             Aggregate
                                                                                   US$                     A$
CLASS A-1 NOTES
Initial Invested Amount                                                        955,000,000.00       1,577,208,918.25
  previous Principal Distribution                                                         -                      -
  Principal Distribution for current period                                     65,207,877.50         107,692,613.54
Total Principal Distribution to date                                            65,207,877.50         107,692,613.54
Beginning Invested Amount                                                      955,000,000.00       1,577,208,918.25
Ending Invested Amount                                                         889,792,122.50       1,469,516,304.71
Unreimbursed Principal Chargeoffs                                                         -                      -
Beginning Stated Amount                                                        955,000,000.00       1,577,208,918.25
Ending Stated Amount                                                           889,792,122.50       1,469,516,304.71

CLASS A-2 NOTES
Initial Invested Amount                                                                               150,000,000.00
  previous Principal Distribution                                                                                -
  Principal Distribution for current period                                                            10,242,075.00
Total Principal Distribution to date                                                                   10,242,075.00
Beginning Invested Amount                                                                             150,000,000.00
Ending Invested Amount                                                                                139,757,925.00
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                               150,000,000.00
Ending Stated Amount                                                                                  139,757,925.00

CLASS B NOTES
Initial Invested Amount                                                                                15,000,000.00
  previous Principal Distribution                                                                                -
  Principal Distribution for current period                                                                80,431.50
Total Principal Distribution to date                                                                       80,431.50
Beginning Invested Amount                                                                              15,000,000.00
Ending Invested Amount                                                                                 14,919,568.50
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                15,000,000.00
Ending Stated Amount                                                                                   14,919,568.50

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -
  Principal Distribution (after last Distribution Date)                                                          -
  Principal Distribution for current period                                                                      -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                                 -
Initial Invested Amount                                                                                          -
  Principal Distribution (after last Distribution Date)                                                          -
  Principal Distribution for current period                                                                      -
Total Principal Distribution to date                                                                             -
Beginning Invested Amount                                                                                        -
Ending Invested Amount                                                                                           -
Unreimbursed Principal Chargeoffs                                                                                -
Beginning Stated Amount                                                                                          -
Ending Stated Amount                                                                                             -




AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                                                         1,759,124.96
Current Outstanding Loan Balance                                                                    1,742,197,280.96
Average Monthly Percentage                                                                                      0.00
Monthly Percentage - Current Period                                                                             0.00
Monthly Percentage Month 2                                                                                       -
Monthly Percentage Month 3                                                                                       -
Monthly Percentage Month 4                                                                                       -
Monthly Percentage Month 5                                                                                       -
Monthly Percentage Month 6                                                                                       -
Monthly Percentage Month 7                                                                                       -
Monthly Percentage Month 8                                                                                       -
Monthly Percentage Month 9                                                                                       -
Monthly Percentage Month 10                                                                                      -
Monthly Percentage Month 11                                                                                      -
Monthly Percentage Month 12                                                                                      -

STEPDOWN CONDITIONS
Years since initial Determination Date                                                                          0.33
Required Subordinated Percentage                                                                                 -
Available Subordinated Percentage                                                                               0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                      -
Required Class B Stated Amount Outstanding                                                              4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                           4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                           1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                       4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                       5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                       6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                       6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                           7,500,000.00
Stepdown Condition less than 5 years                                                                 TRUE
Stepdown Condtion greater than & equal to 5 years                                                    FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                       TRUE
Year - Stepdown Condition Test
5                                                                                                    TRUE
6                                                                                                    TRUE
7                                                                                                    TRUE
8                                                                                                    TRUE
9                                                                                                    TRUE
Year - Stepdown Class A Criteria                                    FALSE             TRUE           Class A Percentage
0                                                                     1                  0.5                    0.50
1                                                                     1                  0.5                    0.50
2                                                                     1                  0.5                    0.50
3                                                                     1                    0                     -
4                                                                     1                    0                     -
5                                                                     1                  0.7                    1.00
6                                                                     1                  0.6                    1.00
7                                                                     1                  0.4                    1.00
8                                                                     1                  0.2                    1.00
9                                                                     1                    0                    1.00
10                                                                    0                    0                                  -


STEPUP CONDITIONS
-----------------

Step-up Date                                                                                           July 12, 2007
Stepup margin - Class A-1 Notes                                                                             0.61191%
              - Class A-2 Notes                                                                              0.7800%

                    Form 6-K Required Collateral information

                         Series 2000-1G Medallion Trust


Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of July 1 2000


Outstanding Mortgage Balance (AUD)
----------------------------------
                                                 Amount                    WAC
                                     -------------------------------------------

   - Variable Rate Housing Loans       $1,145,670,595.00                 7.41%
   - Fixed 1 Year                        $165,252,605.00                 6.60%
   - Fixed 2 Year                         $61,871,432.00                 6.88%
   - Fixed 3 Year                        $168,988,455.00                 6.94%
   - Fixed 4 Year                         $82,047,324.00                 6.82%
   - Fixed 5 Year                          $1,996,801.00                 8.13%
                                     -------------------------------------------
   Total Pool                          $1,625,827,212.00                 7.24%



                                                                                        AUD amount
Delinquency Information                          No of Loans         % of Pool            of Loans    % of Pool
---------------------------------------------------------------------------------------------------------------

           31-60 days                                     39            0.24%        $4,430,647.11    0.27%
           61-90 days                                     11            0.07%        $1,552,608.37    0.10%
           90+ days                                        2            0.01%          $206,516.59    0.01%

Mortgagee In Possession                                    0            0.00%               $0.00     0.00%